Exhibit 99.1

LRAD CORPORATION ANNOUNCES FISCAL Q3 2011 RESULTS

Company Reports Record Revenues and Profitable Results for

First Nine Months of FY 2011

SAN DIEGO, CA, August 9, 2011 – LRAD Corporation (NASDAQ: LRAD), the world’s leading provider of acoustic hailing devices (AHDs), today announced revenues of $2.4 million and a net loss of $684,000, or $0.02 per share, for the quarter ended June 30, 2011. The Company reported record revenues of $20.1 million and net income of $4.7 million, or $0.15 per diluted share, for the nine months ended June 30, 2011.

“Our fiscal Q3 2011 results reflect military funding issues caused by the ongoing U.S. government budget uncertainty as domestic military sales were down 73% as compared to fiscal Q3, 2010,” commented Tom Brown, president and chief executive officer of LRAD Corporation. “However, we expect U.S. Military business to pick up this quarter as our LRAD® systems are aligned with current military initiatives to procure COTS (commercially available off-the-shelf) products that have passed stringent testing and meet MIL-SPEC standards. LRAD provides military personnel highly intelligible, long range voice communication to resolve uncertain situations peacefully and potentially save lives on both sides of the Long Range Acoustic Device®.”

Revenues for fiscal Q3 2011 decreased 19% to $2.4 million from $2.9 million recorded in fiscal Q3 2010. The decrease was primarily attributable to a reduction in orders from the U.S. Military.

Gross profit for fiscal Q3 2011 was $905,000, or 38% of revenues, compared to $1.5 million, or 50% of revenues, for the quarter ended June 30, 2010. The decrease was due to reduced revenue resulting in lower fixed overhead absorption and increased cost related to the amortization of prepaid expenses to support the large foreign military sale in the quarter ended March 31, 2011.

Operating expenses for fiscal Q3 2011 increased 12% to $1.6 million, compared to $1.4 million for the same period in the prior year. The increase was primarily attributed to increases of $86,000 for staffing, primarily for business development personnel, $67,000 for bonus expense based on the Company’s expectations of meeting annual performance targets, $41,000 for international travel, $28,000 for certification testing, and $11,000 for other net increases, offset by $32,000 in bad debt recovery for collecting on previously reserved receivables and $20,000 in lower patent impairment costs.

Net loss for fiscal Q3 2011 was $684,000, or $0.02 per share, compared to net income of $68,000, or $0.00 per share, for the same period last year. The decrease was primarily the result of lower revenues and gross margin in the quarter, increased operating expenses, and the reduction of the unrealized gain on derivative revaluation related to warrant instruments recognized in the quarter ended June 30, 2010 that was not recognized in the quarter ended June 30, 2011.

For the nine months ended June 30, 2011, revenues increased 75% to $20.1 million compared to $11.5 million for the nine months ended June 30, 2010. For the first nine months of fiscal 2011, gross profit was $12.8 million, or 64% of revenues, compared to $6.3 million, or 55% of revenues, for the same period a year ago. The increase was primarily due to increased year to date revenue, lower product cost due to volume pricing, and higher fixed absorption due to the increased production levels during the first two quarters to fulfill the large foreign military order in the quarter ended March 31, 2011.

Operating expenses for the nine months ended June 30, 2011 were $8.1 million, an increase of $3.3 million from the same period a year ago. The increase was primarily attributed to increases of $2.7 million in sales commission primarily related to the large foreign military sale, $396,000 in bonus expense based on the Company’s expectations of meeting annual performance targets, $291,000 for consultants, business development and staff, and $16,000 for other net increases, offset by reductions of $67,000 in product development costs, primarily for certification and testing, $50,000 for marketing expenses, and $30,000 in favorable non-cash share-based compensation expense.

Net income for the nine months ended June 30, 2011 was $4.7 million, or $0.15 per diluted share, compared to $2.1 million, or $0.07 per share, for the same nine-month period last year. Profitable results during the first nine months of fiscal 2011 were primarily attributed to increased revenues and gross margins, partially offset by increased operating expenses and the reduction of the unrealized gain on derivative revaluation related to warrant instruments. In addition, the Company recorded an income tax provision of $74,000 during the nine months ended June 30, 2011, compared to a provision of $107,000 for the same period a year ago.

Cash and cash equivalents at June 30, 2011 increased to $13.1 million from $5.4 million at September 30, 2010, primarily due to net income during the nine months ended June 30, 2011 and $4.3 million from the exercise of warrants. In addition, at June 30, 2011, the Company had $606,000 in cash pledged to support a bank guarantee related to a customer sales contract that was previously included as cash and cash equivalents and reclassified as restricted cash in the quarter ended December 31, 2010.

Brown concluded, “We’re on track for a strong finish to our fiscal year and look forward to discussing our fiscal Q3 2011 results on today’s conference call.”

About LRAD Corporation

LRAD Corporation’s Long Range Acoustic Device® (LRAD®) directional sound systems are being used around the world in diverse applications including, fixed and mobile military deployments, maritime security, critical infrastructure and perimeter security, commercial security, border and port security, law enforcement and emergency responder communications, and wildlife preservation and control. For more information about LRAD Corporation and its long-range directional sound systems, please visit the company’s web site at www.lradx.com.

Forward-looking Statements: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements. These risks and uncertainties are identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2010. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

FOR FURTHER INFORMATION CONTACT:

Robert Putnam

Investor Relations

(858) 676-0519

robert@lradx.com

LRAD Corporation and Subsidiary

Consolidated Balance Sheets

(000’s omitted)

	June 30, 2011 (Unaudited)	September 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	$13,062	$5,421
Accounts receivable, net	2,217	4,188
Inventories, net	3,684	2,784
Prepaid expenses and other	736	205
Assets of discontinued operations	48	113

Total current assets	19,747	12,711
Restricted cash	606	—
Equipment, net	75	124
Patents, net	234	278
Prepaid expenses - noncurrent	1,324	58

Total assets	$21,986	$13,171

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$467	$965
Accrued liabilities	1,446	1,533
Liabilities of discontinued operations	20	53

Total current liabilities	1,933	2,551
Other liabilities - noncurrent	278	282

Total liabilities	2,211	2,833

Total stockholders’ equity	19,775	10,338

Total liabilities and stockholders’ equity	$21,986	$13,171

LRAD Corporation and Subsidiary

Consolidated Statements of Operations

(000’s omitted except share and per share amounts)

(Unaudited)

	Three months ended June 30,		Nine months ended June 30,
	2011	2010	2011	2010
Revenues	$2,382	$2,930	$20,090	$11,483
Cost of revenues	1,477	1,457	7,325	5,158

Gross profit	905	1,473	12,765	6,325

Operating expenses:
Selling, general and administrative	1,119	991	6,563	3,417
Research and development	514	461	1,559	1,449

Total operating expenses	1,633	1,452	8,122	4,866

Income from operations	(728)	21	4,643	1,459
Other income	4	74	13	746

Income from continuing operations before income taxes	(724)	95	4,656	2,205
Provision for income taxes	38	(11)	(74)	(107)

Income from continuing operations	(686)	84	4,582	2,098
Income (loss) from discontinued operations, net of taxes	2	(16)	83	(47)

Net (loss) income	$(684)	$68	$4,665	$2,051

Net income (loss) per common share - basic and diluted:
Continuing operations	$(0.02)	$0.00	$0.15	$0.07
Discontinued operations	$0.00	$(0.00)	$0.00	$(0.00)

Total net income (loss) per common share - basic and diluted	$(0.02)	$0.00	$0.15	$0.07

Weighted average common shares outstanding:
Basic	32,335,846	30,611,456	30,616,660	30,581,706

Diluted	32,335,846	31,104,864	31,560,456	31,136,608